SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For September 2006

Commission File Number 0-28800

DRDGOLD Limited

EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195

(*Address of principal executive offices*)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of September 2006, incorporated by reference herein:

<u>Exhibit</u>

99.1   Release dated September 20 , 2006, entitled "DRDGOLD ANNOUNCES EXTENSION OF EXCHANGE OFFER FOR 6% SENIOR CONVERTIBLE NOTES DUE 2006"

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: September 20, 2006   By: /s/ Themba Gwebu
                                                 Name: Themba Gwebu
                                                 Title: Company Secretary

Exhibit 99.1

DRDGOLD LIMITED

(Incorporated in the Republic of South Africa)

(Registration number 1985/000926/06)

ARB number 086 277 616

JSE trading symbol: DRD

ISIN Code: ZAE000058723

Issuer code: DUSM

Nasdaq trading symbol: DROOY

("DRDGOLD" or "the Company")

DRDGOLD ANNOUNCES EXTENSION OF EXCHANGE OFFER FOR 6% SENIOR CONVERTIBLE NOTES DUE 2010

DRDGOLD announced on 24 August 2006 that it would extend the expiration date relating to its offer to exchange (the "Exchange Offer") up to $66,000,000 in aggregate principal amount of new 6% Senior Convertible Notes due 2010 (the "New Notes") for an equal aggregate principal amount of its currently outstanding 6% Senior Convertible Notes due 2006 (the "Old Notes") until 12:00 midnight New York City time on September 29, 2006, unless otherwise terminated or further extended by DRDGOLD.

The exchange agent for the Exchange Offer advised DRDGOLD that as of 12:00 midnight New York City time on August 23, 2006, the previous expiration date for the Exchange Offer, $2,060,000 of the Old Notes had been validly tendered.

DRDGOLD has elected to extend the Exchange Offer to allow holders of Old Notes an additional opportunity to exchange their Old Notes for New Notes, including in light of DRDGOLD's planned results announcement for the year ended June 30, 2006 which is scheduled to be made on or around September 21, 2006.

The Exchange Offer is subject to the terms and conditions set forth in the Offering Memorandum dated June 16, 2006, as amended and restated on June 30, 2006 (the "Offering Memorandum"), and the related letter of transmittal and other documentation. This announcement amends and supplements the Offering Memorandum, letter of transmittal and other documentation solely with respect to the extension of the Expiration Date referred to herein. All other terms of the Exchange Offer set forth in the Offering Memorandum, the letter of transmittal and other documentation shall remain in full force and effect.

Holders of Old Notes are encouraged to carefully review the Exchange Offer materials, including the Offering Memorandum, Schedule TO, as amended from time to time, and related materials filed with the Securities and Exchange Commission, which contain information material to their decision on whether or not to tender in the Exchange Offer. These materials are available free of charge at the Securities and Exchange Commission's web site at www.sec.gov. Investors and security holders may also obtain the Offering Memorandum and related materials through the exchange agent for the Exchange Offer, at:

The Bank of New York

One Canada Square

London E14 5AL

England

Attn: Paul Pereira

Telephone: +44 20 7964 7495

By facsimile:

(For Eligible Institutions only):

+44 20 7964 6339

The Exchange Offer will expire at 12:00 midnight New York City time on September 29, 2006, unless extended or earlier terminated by DRDGOLD. The Exchange Offer is being made pursuant to Section 3(a)(9) of the Securities Act of 1933 (the "Securities Act"). No commission or other remuneration will be paid or given, directly or indirectly, by DRDGOLD for solicitation of acceptance of the Exchange Offer.

This announcement is for informational purposes only and does not constitute an offer to sell, or the solicitation of an offer to buy, any of DRDGOLD's ordinary shares, American Depository Shares, the Old Notes or the New Notes.

Statements in this announcement include forward-looking statements within the meaning of the Securities Act and the Exchange Act. Such forward-looking statements are subject to certain risks and uncertainties, as disclosed by DRDGOLD from time to time in its filings with the Securities and Exchange Commission. As a result of these factors, DRDGOLD's actual results may differ materially from those indicated or implied by such forward-looking statements. There can be no assurance that DRDGOLD will complete the Exchange Offer on the anticipated terms or at all. DRDGOLD's ability to complete the Exchange Offer will depend, among other things, on market conditions. DRDGOLD's ability to complete the Exchange Offer and its business are subject to risks described in its filings with the Securities and Exchange Commission.

DRDGOLD Limited (www.drdgold.com) is a gold mining company engaged in underground and surface gold mining including exploration, extraction, processing and smelting. For further information, please contact Ilja Graulich, head of Investor Relations, at +27 11 219 8700.

Johannesburg

20 September 2006

Sponsor

Standard Bank